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August 29, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Maywood Acquisition Corp
Draft Registration Statement on Form S-1 Submitted July 24, 2024 CIK: 0002028355

Ladies and Gentlemen:

On behalf of Maywood Acquisition Corp (“Company”), we respond as follows to the Staff’s comment letter, August 21, 2024, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in the amended Registration Statement, a copy of which has been marked with the changes from the original draft submission of the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Draft Registration Statement on Form S-1

Cover Page

1.

Please directly state, on the cover page, whether the redemptions will be subject to any limitations, such as the $5,000,001 net tangible asset requirement and for shareholders holding more than 15% of the shares sold in the offering. See Item 1602(a)(2) of Regulation S-K.

We have revised the disclosure on the cover page as requested to indicate there will be a limit on shareholders exercising redemption rights in the event they hold more than 15% of the shares sold in the offering.  We respectfully advise the Staff that there will be no limitation relating to the Company having at least $5,000,001 of net tangible assets and as a result have not included that in the revised disclosure.

Securities and Exchange Commission

August 29, 2024

2.

Pursuant to Items 1602(a)(3), please disclose on the cover page of this prospectus the repayment of up to an aggregate of $300,000 in loans made to you by the sponsor to cover offering-related and organizational expenses.

We have revised the disclosure on the cover page of the prospectus as requested.

3.

Please revise the disclosure regarding dilution relating to the founders shares to also disclose whether the anti-dilution adjustment to the founders shares in connection with the initial business combination may result in material dilution of purchasers' equity interests. See Item 1602(a)(3) of Regulation S-K.

We have revised the disclosure on the cover page of the prospectus as requested.

Summary, page 1

4.

Pursuant to Item 1602(b) of Regulation S-K, registrants must provide certain material terms in the prospectus summary. Revise your disclosure to ensure the required information is provided in the appropriate section of your prospectus. For example, on pg. 55 you disclose that in connection with your initial business combination, you may issue shares to investors in private placement transactions (so-called PIPE transactions) at a price below $10.00 per share, however, this information is not in your prospectus summary. Pursuant to Item 1602(b)(5) the prospectus summary should describe any plans to seek additional financing and how terms may impact unaffiliated security holders.

We have revised the disclosure in the summary on pages 6 and 10 of the Registration Statement as requested to provide information about plans to seek additional financing as requested.

5.

Please disclose any circumstances under which the sponsor may forfeit shares in order to facilitate a business combination, such as in connection with a PIPE financing or earnout provision. See Item 1603(a)(6).

We respectfully direct the Staff to the disclosure on page 10 of the Summary under the section titled “Sponsor Information” which disclosed the circumstances under which the sponsor may forfeit securities in connection with a business combination, including related to an earn-out provision.  We have revised such disclosure to indicate that such forfeitures could also occur in connection with a PIPE financing as requested.

Securities and Exchange Commission

August 29, 2024

Competitive Strengths, page 4

6.

Please expand your disclosure to clearly identify any special purpose acquisition company business combinations in which your management team has participated. For each SPAC, clearly disclose any extensions and redemption levels in connection with any extension and/or business combination. For those SPACs that have completed a de-SPAC transaction, disclose the current trading prices. See Item 1603(a)(3) of Regulation S-K.

We have revised the disclosure on page 127 of the Registration Statement by adding a section titled “Prior SPAC Experience” to include the requested information.

Summary Financial Data, page 35

7.

Please revise your disclosures to clarify the $360,000 over-allotment liability, including how it is calculated and why it is appropriate to include in this presentation. The same comment applies to your Dilution calculation on page 92 and your Capitalization calculation on page 94.

We have revised the disclosure in the Summary Financial Data, Dilution and Capitalization sections as requested.

Dilution, page 93

8.

Please revise your disclosure to clarify how you determined the 20,600,000 Class A shares included in the denominator of your Dilution calculation. In this regard, your disclosure on the cover page indicates that the offering includes 20,000,000 Class A shares.

The Company wishes to advise the Staff that the calculation originally presented in the Dilution section incorrectly included Class A shares issuable upon exercise of the warrants sold in the private placement to the Sponsor and underwriters. We have revised the disclosure in the Dilution section to correct this error.

9.

Your disclosure on the cover page indicates that the units sold in connection with your IPO will include rights to receive one-tenth of one Class A ordinary share upon consummation of a Business Combination. Tell us how you considered including these shares in the denominator of your Dilution calculation.

The Company wishes to advise the Staff that the calculation originally presented in the Dilution section incorrectly omitted the underlying Class A ordinary shares associated with the rights sold as part of the offering. We have revised the disclosure in the Dilution section to correctly include the foregoing shares in the calculation.

Securities and Exchange Commission

August 29, 2024

10.	Tell us how you considered including the shares issuable upon exercise of your public and private placement warrants in your Dilution calculation.

As indicated above, the Dilution section originally omitted the assumption on warrants and incorrectly included shares issued under them in the calculation. We have revised the Dilution section to state that no value is attributed to the warrants in the calculation, as the warrants are accounted for as equity and are only exercisable following the consummation of the Company’s initial business combination, and only if they are in the money at that time.

11.

Tell us how you considered presenting your Dilution calculation with and without the effects of the underwriters exercising their option to purchase additional shares. Refer to Instruction 1 to Item 1602 (a)(4) of Regulation S-K.

The Company wishes to advise the Staff that the Dilution section originally omitted the impact of the over-allotment option on dilution and did not include the per-share impact. We have revised the Dilution section to correctly present the impact of both scenarios (with and without the exercise of the over-allotment option).

12.

Please revise your disclosure to describe each material potential source of dilution, including your sponsor shares, your sponsor loan, your warrants and your rights. Describe the conversion or exercise terms and the number of shares issuable upon conversion or exercise.

We have revised the Dilution section as requested.

Management , page 126

13.

We note your disclosure that each of Zixun Jin and Hao Tian is a director of Battery Future Acquisition Corp. and that you believe that because Battery Future Acquisition Corp. has entered into a definitive agreement for a business combination with Class Over Inc. you do not believe your officers’ and directors’ affiliation with such entity will represent any conflict of interest unless the definitive agreement with Class Over Inc. is terminated. Please expand your disclosure to discuss the potential conflict of interest should the definitive agreement be terminated.

We have revised the disclosure on page 132 of the Registration Statement as requested.

14.	Describe the material roles and responsibilities of the SPAC sponsor, its affiliates, and any promoters in directing and managing the special purpose acquisition company’s activities.

We have revised the disclosure on page 127 of the Registration Statement by adding a section titled “Sponsor Activities” to include the requested information.

Securities and Exchange Commission

August 29, 2024

Principal Shareholders, page 135

15.

We note your disclosure that the sponsor non-managing members have indicated an interest to purchase an as of yet to be determined number of units in this offering at the offering price. We also note that the sponsor non-managing members may purchase a different amount for which they indicated an interest in buying. So that investors will be able to understand the minimum amount of your securities that will enter the public market through sales to the public, as opposed to the sponsor non-managing members, please disclose whether there is a ceiling on the amount that may be purchased by the sponsor non-managing members and quantify any ceiling. If there is no ceiling, disclose the potential material impact on the public investors. Additionally, please tell us whether the limited number of public investors would impact the company’s eligibility to list its securities on the NYSE.

We have revised the disclosure throughout the Registration Statement to indicate that there is no ceiling on the amount of units that may be purchased by the non-managing members as well as the potential impact of such purchases on public investors, as requested.  However, we respectfully do not believe this would impact the Company’s ability to list its securities on Nasdaq as the underwriters understand they will need to distribute the units to a sufficient number of holders, including the non-managing members, so as to meet the initial listing requirements and will be required to confirm such understanding to Nasdaq prior to the offering.

16.	Please disclose whether the sponsor non-managing members’ units would be subject to a lock up agreement, including a lock up agreement with the underwriters.

We have revised the disclosure throughout the Registration Statement to indicate the units purchased in the public offering would not be subject to any lockup agreement, as requested

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc: Zikang Wu